UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
350 Park Avenue, 20th Floor
New York, New York 10022

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedule
(Unaudited)

* Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

	December 31,
	2018	2017

Assets
Investments at fair value:
Investments, at fair value	$7,648,537	$8,447,023
Cash equivalents including money market funds	644,040	700,016
Total Investments at fair value	$8,292,577	$9,147,039

Receivables:
Employer’s contributions	$396,269	$377,867
Notes receivable from participant loans	85,917	73,690
Total Receivables	$482,186	$451,557

Total Assets	$8,774,763	$9,598,596

Net Assets Available for Benefits	$8,774,763	$9,598,596

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

For the year ended December 31, 2018

Additions to net assets:
Investment Income:
Interest and dividends	$514,283
Total investment income	514,283

Contributions:
Participant’s Contributions	$700,820
Employer’s Contributions	396,269
Rollovers	5,273
Total contributions	1,102,362

Interest on notes receivable from participants	$4,296

Total additions to net assets	$1,620,941

Deductions from net assets:
Benefits distributed to participants	$1,367,279
Net depreciation in fair value of investments	1,074,390
Administrative expenses	3,105
Total deductions from net assets	$2,444,774

Decrease in net assets available for plan benefits	$(823,833)

Net assets available for benefits:
Beginning of year	9,598,596
End of year	$8,774,763

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2018

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”). In February 2017, the Company transferred the recordkeeping, trustee services and investment options for the Plan to the Trustee. Prior to that date, the Plan’s investments were self-directed and were held in a trust for which Morgan Stanley Smith Barney, LLC served as trustee.

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2018, this limit was $18,500. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $6,000 per participant in 2018. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

On an annual basis, the Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2018, the annual maximum employer matching contribution for each eligible participant was $11,000. Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2018, the Company made matching contributions of $377,867 with respect to eligible employee contributions made during 2017. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements. Rollovers are not subject to Company matching contributions.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document requires that both the Company’s common and preferred stock be offered as a core investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2018

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration the loan of prime plus one percentage point. At December 31, 2018, loans outstanding to participants had interest rates ranging from 4.25% to 5.75% and will mature at various dates through May, 2023.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

The net appreciation or depreciation in the fair value of investments, which includes any unrealized appreciation or depreciation on those investments plus realized gains or losses on any investments sold, are reported in Investment Income on the Plan’s Statement of Changes in Net Assets Available for Benefits. Interest and dividend income is recorded when received.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2018

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2018:

Name of Fund	Name of Fund
Fidelity 500 Index Fund	Fidelity Freedom Income Fund
Fidelity Blue Chip Growth Fund	Fidelity Global ex U.S. Index Fund
Fidelity Emerging Markets Fund	Fidelity Government Money Market Fund
Fidelity Extended Market Index Fund	Fidelity Overseas Fund
Fidelity Freedom 2005 Fund	Fidelity Small Cap Growth Fund
Fidelity Freedom 2010 Fund	Fidelity Total Bond Fund
Fidelity Freedom 2015 Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2020 Fund	Fidelity Value Fund
Fidelity Freedom 2025 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2030 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2035 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2040 Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2045 Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2050 Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2055 Fund	Wells Fargo Special Small Cap Value Fund - Class Admin
Fidelity Freedom 2060 Fund

4. Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA. As of December 31, 2018, participants in the Plan held 118,910 shares of MFA Financial, Inc. Common Stock valued at $795,348 and 6,784 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $165,674. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $85,917 at December 31, 2018.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2018

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.

7. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in these financial statements through June 18, 2019, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in these financial statements.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2018
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*MFA Financial, Inc. Common Stock	Common Stock, shares: 118,910	$795,348
Tesla Inc	Common Stock, shares: 400	133,120
Apple Inc	Common Stock, shares: 719	113,512
Amazon.com Inc	Common Stock, shares: 51	76,600
Facebook Inc	Common Stock, shares: 545	71,444
Verizon Communications Inc	Common Stock, shares: 1,056	59,391
PayPal Holdings Inc	Common Stock, shares: 700	58,863
Royal Bank of Canada	Common Stock, shares: 826	56,666
Alphabet Inc	Common Stock, shares: 54	55,923
salesforce.com Inc	Common Stock, shares: 400	54,788
Micron Technology Inc	Common Stock, shares: 1,700	53,941
Alibaba Group Holding Ltd	Common Stock, shares: 300	41,121
Seaspan Corp	Common Stock, shares: 5,084	39,814
PepsiCo Inc	Common Stock, shares: 315	34,900
CenturyLink Inc	Common Stock, shares: 2,079	31,505
Alexander's Inc	Common Stock, shares: 100	30,474
Intel Corp	Common Stock, shares: 600	28,158
Square Inc	Common Stock, shares: 500	28,045
NVIDIA Corp	Common Stock, shares: 200	26,776
AG Mortgage Investment Trust I	Common Stock, shares: 1,480	23,576
Spotify Technology SA	Common Stock, shares: 200	22,700
Walt Disney Co/The	Common Stock, shares: 204	22,426
DowDuPont Inc	Common Stock, shares: 360	19,253
Citigroup Inc	Common Stock, shares: 308	16,065
Apollo Commercial Real Estate	Common Stock, shares: 950	15,827
Deere & Co	Common Stock, shares: 103	15,410
Callaway Golf Co	Common Stock, shares: 1,000	15,300
Two Harbors Investment Corp	Common Stock, shares: 1,146	14,715
Union Pacific Corp	Common Stock, shares: 103	14,349
Walmart Inc	Common Stock, shares: 151	14,136
Barclays Bank PLC	Common Stock, shares: 2,700	12,933
Advanced Micro Devices Inc	Common Stock, shares: 700	12,922
Fannie Mae	Common Stock, shares: 12,000	12,720
Microsoft Corp	Common Stock, shares: 112	11,391
Arcam AB	Common Stock, shares: 400	10,688
Liberty Global PLC	Common Stock, shares: 500	10,320
Ellington Residential Mortgage	Common Stock, shares: 1,000	10,230
Annaly Capital Management Inc	Common Stock, shares: 949	9,319
Under Armour Inc	Common Stock, shares: 500	8,835

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2018
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Netflix Inc	Common Stock, shares: 33	8,833
Exxon Mobil Corp	Common Stock, shares: 105	7,169
IBM	Common Stock, shares: 60	6,820
YY Inc	Common Stock, shares: 100	5,986
Nestle SA	Common Stock, shares: 68	5,505
Apache Corp	Common Stock, shares: 206	5,415
New Residential Investment Corp	Common Stock, shares: 354	5,039
Target Corp	Common Stock, shares: 75	4,957
Southwestern Energy Co	Common Stock, shares: 1,075	3,666
Colony Capital Inc	Common Stock, shares: 725	3,393
Twitter Inc	Common Stock, shares: 100	2,874
Transocean Ltd	Common Stock, shares: 392	2,720
ExOne Co/The	Common Stock, shares: 400	2,648
Activision Blizzard Inc	Common Stock, shares: 50	2,329
Cherry Hill Mortgage Investment	Common Stock, shares: 115	2,017
AGNC Investment Corp	Common Stock, shares: 110	1,929
PennyMac Mortgage Investment T	Common Stock, shares: 100	1,862
Panasonic Corp	Common Stock, shares: 200	1,806
Chimera Investment Corp	Common Stock, shares: 75	1,337
Universal Display Corp	Common Stock, shares: 14	1,312
Liberty Latin America Ltd Class C	Common Stock, shares: 87	1,268
Liberty Latin America Ltd Class A	Common Stock, shares: 87	1,260
Western Digital Corp	Common Stock, shares: 29	1,089
Logitech International SA	Common Stock, shares: 30	948
Arlington Asset Investment Corp	Common Stock, shares: 125	905
Cypress Semiconductor Corp	Common Stock, shares: 65	833
Ichor Holdings Ltd	Common Stock, shares: 48	782
Yext Inc	Common Stock, shares: 52	772
Applied Materials Inc	Common Stock, shares: 23	764
General Electric Co	Common Stock, shares: 100	757
New York Mortgage Trust Inc	Common Stock, shares: 100	589
Cloudera Inc	Common Stock, shares: 25	277
Impac Mortgage Holdings Inc	Common Stock, shares: 10	39
Seadrill Ltd	Common Stock, shares: 3	30
Frontier Communications Corp	Common Stock, shares: 6	16
	Sub-Total	$2,171,450

*MFA Financial, Inc. Preferred Stock	Preferred Stock, shares: 6,784	165,674
Chimera Investment Corp Series A	Preferred Stock, shares: 4,900	122,206

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2018
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Pennymac Mortgage Investment	Preferred Stock, shares: 4,000	95,080
Chimera Investment Corp Series B	Preferred Stock, shares: 3,400	86,870
Two Harbors Investment Corp Series A	Preferred Stock, shares: 3,000	78,450
AGNC Investment Corp	Preferred Stock, shares: 3,000	75,900
Two Harbors Investment Corp Series E	Preferred Stock, shares: 3,000	68,820
AG Mortgage Investment Trust	Preferred Stock, shares: 2,000	48,400
Dynex Capital Inc	Preferred Stock, shares: 2,000	46,100
Two Harbors Investment Corp Series D	Preferred Stock, shares: 1,891	44,665
New York Mortgage Trust	Preferred Stock, shares: 1,000	21,900
Apollo Commercial Real Estate	Preferred Stock, shares: 500	12,295
	Sub-Total	$866,360

*Fidelity Freedom 2030 Fund	Mutual Funds	424,423
*Fidelity Freedom 2040 Fund	Mutual Funds	353,820
*Fidelity Freedom 2045 Fund	Mutual Funds	325,292
*Fidelity 500 Index Fund	Mutual Funds	305,934
*Fidelity Blue Chip Growth Fund	Mutual Funds	239,753
*Fidelity Government Money Market Fund	Mutual Funds	215,381
American - The Growth Fund of America Class F	Mutual Funds	209,851
American New Perspective Fund Class F	Mutual Funds	203,423
American Funds EuroPacific Growth Class F	Mutual Funds	186,193
*Fidelity Freedom 2050 Fund	Mutual Funds	173,744
*Fidelity Freedom 2020 Fund	Mutual Funds	169,999
*Fidelity Contrafund	Mutual Funds	150,631
*Fidelity Real Estate Income Fund	Mutual Funds	103,956
*Fidelity Freedom 2055 Fund	Mutual Funds	95,583
*Fidelity Freedom 2035 Fund	Mutual Funds	79,026
*Fidelity Small Cap Growth Fund	Mutual Funds	66,033
*Fidelity OTC Portfolio	Mutual Funds	63,291
*Fidelity U.S. Bond Index Fund	Mutual Funds	50,080
*Fidelity Freedom 2060 Fund	Mutual Funds	43,483
*Fidelity Total Bond Fund	Mutual Funds	42,916
*Fidelity Emerging Markets Fund	Mutual Funds	40,924
*Fidelity Large Cap Growth Enhanced	Mutual Funds	38,744
*Fidelity Freedom 2025 Fund	Mutual Funds	37,169
*Fidelity Growth Discovery Fund	Mutual Funds	34,131
Invesco Equally-Weighted S&P 500	Mutual Funds	33,546
*Janus Henderson Enterprise Fund Class T	Mutual Funds	33,304
PIMCO Income Fund	Mutual Funds	21,182

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2018
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Fidelity Extended Market Index Fund	Mutual Funds	19,409
*Fidelity Global ex U.S. Index Fund	Mutual Funds	18,139
American - The Growth Fund of America Class A	Mutual Funds	16,646
American New Perspective Fund Class A	Mutual Funds	14,791
*Fidelity Freedom 2015 Fund	Mutual Funds	13,621
Eventide Gilead Fund	Mutual Funds	13,591
Champlain Mid Cap Fund	Mutual Funds	13,413
American Funds EuroPacific Growth Class A	Mutual Funds	11,879
*Fidelity Overseas Fund	Mutual Funds	11,870
Pin Oak Equity Fund	Mutual Funds	11,842
Virtus KAR Small-Cap Growth Fund	Mutual Funds	11,730
*Fidelity Puritan Fund	Mutual Funds	10,209
*Wells Fargo Special Small Cap Value Fund - Class Admin	Mutual Funds	8,809
JPMorgan Income Builder Fund	Mutual Funds	6,657
*Fidelity Value Fund	Mutual Funds	6,582
AIG Focused Dividend Strategy	Mutual Funds	5,911
*MassMutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	5,489
*Fidelity Select Medical Techno	Mutual Funds	4,680
*Fidelity Select Software & IT	Mutual Funds	4,470
*Fidelity Select Retailing Port	Mutual Funds	4,350
*Fidelity Select Semiconductors	Mutual Funds	4,176
*Invesco Diversified Dividend Fund R5 Class	Mutual Funds	3,645
T Rowe Price Blue Chip Growth	Mutual Funds	2,318
American Funds - New Economy F	Mutual Funds	2,198
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	49
	Sub-Total	$3,968,286

SPDR Portfolio Total Stock Market	Other investments	108,717
WisdomTree India Earnings Fund	Other investments	106,640
SPDR S&P 500 ETF Trust	Other investments	92,470
Vanguard S&P 500 ETF	Other investments	51,707
Vanguard Extended Market ETF	Other investments	49,905
iShares Russell 1000 ETF	Other investments	48,542
SPDR Dow Jones Industrial Aver	Other investments	34,980
iShares Core S&P 500 ETF	Other investments	25,472
iShares U.S. Home Construction	Other investments	23,104
Financial Select Sector SPDR F	Other investments	19,662
iShares MSCI India Small-Cap E	Other investments	19,285

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2018
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Energy Select Sector SPDR Fund	Other investments	18,204
iShares MSCI India ETF	Other investments	17,011
iShares MSCI Japan ETF	Other investments	10,434
iShares MSCI Mexico ETF	Other investments	8,597
Vanguard Energy ETF	Other investments	7,711
	Sub-Total	$642,441

*Fidelity Cash Reserves	Cash	644,040
	Sub-Total	$644,040

* Participant Loans	Interest Rate 4.25% - 5.75% Maturity Dates through May, 2023	$85,917

	Grand Total	$8,378,494

* Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 18, 2019	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Stephen D. Yarad
Stephen D. Yarad
Member
MFA Financial, Inc. 401(k) Administration Committee